Morningstar Investment Services LLC
Notes to Financial Statements
December 31, 2020

1. General

a. Organization

The accompanying financial statements include the accounts of Morningstar Investment Services LLC (the Company, we, our). Morningstar, Inc., a publicly traded company, is the ultimate owner of the Company. Morningstar, Inc. and its subsidiaries (collectively, the Ultimate Parent) are affiliates of the Company.

Effective December 31, 2015, Morningstar Investment Management LLC (MIM, the Parent) elected to reorganize the structure of the Company, into a limited liability company (i.e., Morningstar Investment Services LLC) and transferred ownership of that limited liability company to MIM in the form of a capital contribution.

The Company, a Delaware limited liability company effective from January 1, 2016, is a securities broker/dealer and investment adviser registered with the Securities and Exchange Commission (the SEC) and is a member of Financial Industry Regulatory Authority, Inc. (FINRA) and Securities Investors Protection Corporation (SIPC). The Company engages in investment advisory services including portfolio management services for financial advisors and intermediaries. In addition, the Company receives shareholder servicing fees in connection with its investment advisory services. The Company does not engage in any other business activities. In accordance with the terms of the Company's limited liability company agreement, the Company will continue in perpetuity, unless terminated earlier by decision of the sole member, which is the Parent. The Parent currently has no plans to terminate the Company's limited liability company agreement.

COVID-19 Update

We continue to closely monitor the impact of the COVID-19 pandemic on all aspects of our business, including how it affects team members, customers, suppliers, and global markets. Given the dynamic nature of these circumstance, the long-term of the COVID-19 pandemic on our ongoing business, results of operations, and overall future financial performance cannot be reasonably estimated at this time.

2. Summary of Significant Accounting Policies

a. Basis of Presentation and Management's Use of Estimates

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP). As U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

b. Cash

The Company has a cash balance of $29,614,452 as of December 31, 2020. The Company holds its cash with a federally insured institution. Cash balances with the institution may be in excess of federally insured limits. The Company has not realized any losses in such accounts and believes it is not exposed to any significant credit risk.

c. Revenue Recognition

Per ASC Topic 606, *Revenue from Contracts with Customers* (ASC 606), we recognize the amount of revenue to which we expect to be entitled for the transfer of promised goods or services to customers. We apply the following five-step model to each of our customer arrangements:

1. Identify the customer contract;
2. Identify the performance obligations in the contract;
3. Determine the transaction price;
4. Allocate the transaction price to the performance obligations; and
5. Recognize revenue when (or as) performance obligations are satisfied.

Revenues are recognized when (or as) performance obligations are satisfied by transferring a promised product or service to the customer. Products or services are transferred when (or as) the customer obtains control of the product or service. The variable transaction price for a customer arrangement is the amount we expect to be entitled to in exchange for transferring the promised product or service. The timing of cash payments is typically thirty to sixty days after the performance obligation has been satisfied and these payments reduce our outstanding accounts receivable.

Advisory fees are generated through contracts with our customers (including retail and institutional customers) whereby we primarily provide discretionary and non-discretionary advisory services of investment portfolios. Our performance obligations under these contracts are satisfied over time as the customer receives continuous access to a service for the contract term. We recognize revenue over time based on the value of assets under management and a tiered fee agreed with the customer (typically in a range of 15-50 basis points of the assets under management). Advisory fee arrangements typically have a term of 12 months. The fees from such arrangements represent variable consideration, and the customer does not make separate purchasing decisions that result in additional performance obligations. An estimate of variable consideration is included in the initial transaction price only to the extent it is probable that a significant reversal in the amount of revenue recognized will not occur. Estimates of advisory fees are based on the most recently completed quarter, and, as a result, it is unlikely a significant reversal of revenue would occur.

Shareholder servicing fees earned from third-party mutual funds are primarily based on average assets in the funds. The services provided include infrastructure, personnel support, administrative, and recordkeeping. Our performance obligations are satisfied as we provide continuous service for the duration of the contract term based on the value of the assets in the funds. Shareholder servicing fees are included in advisory fees in the statement of income.

Interest income revenue is generated from the loan to the Ultimate Parent.

d. Cost of Services

Cost of services includes expenses, such as third-party provider for back-office services, including account maintenance and record-keeping for assets under management.

e. Management and Allocation Corporate Overhead Expenses

Management and Allocation of Corporate Overhead Expenses represents fees paid by the Company to the Ultimate Parent and Parent for certain services and support as part of the intercompany agreements.

f. Fees Receivable

Fees receivable represent advisory fees and shareholder servicing fees due from "third parties" and are recorded at their net realizable value. We maintain an allowance for credit losses based on our estimate of the probable losses of fees receivable.

As of December 31, 2020, the Company had $6,084,076 of fees receivable, net of $4,169 of allowance for credit losses. The Company has not realized any impairment losses on receivables during 2020 or in prior periods.

    g. Due to Ultimate Parent and Due to Parent

Due to Ultimate Parent and Due to Parent include amounts payable, which relate to intercompany agreements with the Ultimate Parent and Parent, respectively. See Note 5, Related-Party Transactions, for additional information about these balances.

    h. Stock-Based Compensation

The Ultimate Parent measures and records stock-based compensation expense in accordance with the provisions of ASC 718, *Compensation—Stock Compensation* (ASC 718). The Ultimate Parent charges the Company stock-based compensation expense determined in accordance with ASC 718 for stock options and restricted stock units granted to the Company's employees. In accordance with ASC 718, the Ultimate Parent estimates expected forfeitures at the grant date and recognizes compensation cost only for those awards expected to vest.

    i. Income Taxes

The Company has elected to be treated as a disregarded entity for federal and state income tax purposes effective from January 1, 2016. As a disregarded entity, the Company's taxable income is included in the respective income tax returns of the Ultimate Parent. Therefore, the liability for payment of federal and state income tax on the Company's earnings is the responsibility of Ultimate Parent, rather than the Company. Accordingly, no liability for U.S. federal and state income taxes will be recorded in the Company's financial statements.

    j. Accounting for Sabbatical Leave

Full-time employees of the Company are eligible for six weeks of paid time off after four years of continuous service. In accordance with ASC 710-10-25, *Compensated Absences*, the Company records a liability for employees' sabbatical benefits over the period employees earn the right for sabbatical leave. As of December 31, 2020, the Company had accrued $378,365 for sabbatical earned by eligible employees, which is included in accounts payable and accrued expenses on the statement of financial condition.

3. Net Capital Requirements

The Company, as a registered broker-dealer, is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) and is required to maintain minimum net capital, as defined, equal to the greater of $100,000 or 6 ⅔% of aggregate indebtedness, as defined.

At December 31, 2020, the Company had net capital, as defined, of $22,433,316, which was $21,984,337 greater than the required minimum net capital of $448,979. The Company's ratio of aggregate indebtedness to net capital, as defined, was 0.30 to 1.

4. Defined Contribution Plan

Substantially all employees participate in the defined contribution 401(k) plan sponsored by the Ultimate Parent. The plan allows employees to voluntarily contribute pretax dollars up to a maximum amount allowable by the Internal Revenue Service. In 2020, we made matching contributions to our 401(k) program in the United States in an amount equal to 75 cents for every dollar of employee contributions up to a maximum of 7% of employee compensation in each pay period. The Company's matching contributions were $219,098 for the year ended December 31, 2020, which is included in employee compensation and benefits in the statement of income.

5. **Related-Party Transactions**

   a. *Intercompany Agreements*

   The Company has relationships with the Ultimate Parent and the Parent in the form of intercompany agreements whereby the Company engages them to provide certain services and support.

   Intercompany Activity with Ultimate Parent

   Intercompany activities between the Company and the Ultimate Parent include, but are not limited to, infrastructure, personnel support, insurance, data, databases, investment research, and reports.

   In 2020, the Company recorded expense under the intercompany agreements of $10,755,396, which is recorded as expense in the accompanying statement of income.

   The breakdown of the expense is as follows:

Allocation of expenses from the Ultimate Parent, including other overhead costs	$ 9,603,377
Other operating expenses paid by the Ultimate Parent on behalf of the Company	1,152,019
Total	$ 10,755,396

   In 2020, the Company remitted monthly payments to the Ultimate Parent for these services. At December 31, 2020, the Company had a payable to the Ultimate Parent in the amount of $2,870,539 with no intercompany receivable balance.

   Intercompany Activity with Parent

   Intercompany activities between the Company and the Parent include, but are not limited to, operational and client service support, and the construction and ongoing monitoring of portfolios.

   In 2020, the Company recorded expense under the intercompany agreements of $8,444,688, which is recorded as expense in the accompanying statement of income.

   The breakdown of the expense is as follows:

Allocation of expenses from the Parent, including other overhead costs	$8,386,342
Other operating expenses paid by the Parent on behalf of the Company	58,326
Total	$8,444,668

   In 2020, the Company remitted monthly payments to the Parent for these services. At December 31, 2020, the Company had a payable to the Parent in the amount of $756,896, with no intercompany receivable balance.

b. *Intercompany Loans*

The Company and the Ultimate Parent have an intercompany loan agreement. As of December 31, 2020, the Company funded the Ultimate Parent $93,900,000 in cash and recorded $8,642,014 of related interest receivable on the loan.

The interest rate for 2020 was 2.6%, which is the 2020 Federal short-term rate plus one percent. No interest is paid currently for this loan and interest earned during 2020 was $2,552,277. The agreement automatically renews for an additional one-year term on December 31 of each year, unless either party provides written notice of non-renewal at least 60 days prior to the expiry of the then-current term. The interest rate for this loan is agreed by both parties on an annual basis. The Company assessed the collectibility of the Loan to Ultimate Parent and related interest receivable concluding that no valuation allowance is required as the Ultimate Parent has the intent and ability to repay the outstanding balance in its entirety. The Ultimate Parent may terminate this agreement at any time without penalty by repaying the principal balance, together with all accrued interest.

6. Recently Issued Accounting Pronouncements

Current Expected Credit Losses: On June 16, 2016, the FASB issued ASU No. 2016-13, *Financial Instruments-Credit Losses* (Topic 326)*: Measurement of Credit Losses on Financial Instruments* (ASU No. 2016-13)*,* which requires that expected credit losses relating to financial assets measured on an amortized cost basis and available-for-sale debt securities be recorded through an allowance for credit losses. ASU No. 2016-13 limits the amount of credit losses to be recognized for available-for-sale debt securities to the amount by which carrying value exceeds fair value and requires the reversal of previously recognized credit losses if fair value increases. On April 25, 2019, the FASB issued ASU No. 2019-04, *Codification Improvements* (ASU No. 2019-04), which clarifies certain aspects of accounting for credit losses. On May 15, 2019, the FASB issued ASU No. 2019-05, *Financial Instruments-Credit Losses* (Topic 326)*: Targeted Transition Relief* (ASU No. 2019-05), which allows entities to elect the fair value option on certain financial instruments. The new standard became effective for us on January 1, 2020 and was applied prospectively. As a result of the adoption of these standards, we made changes to our processes for the assessment of the adequacy of our allowance for credit losses on certain types of financial instruments, including fees receivable. The adoption of ASU No. 2016-13, ASU No. 2019-04, and ASU No. 2019-05 did not have a material impact on the consolidated financial statements, related disclosures, or results of operations.

7. Contingencies

We are involved from time to time in regulatory examinations and investigations, legal proceedings and litigation that arise in the normal course of our business. While it is difficult to predict the outcome of any particular proceeding, we do not believe the result of any of these matters will have a material adverse effect on our business, operating results, or financial position.

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

8. Subsequent Events

The Company evaluated its December 31, 2020 financial statements for subsequent events through February 26, 2021, the date that the financial statements were available to be issued. The Company is not aware of any subsequent events which would require recognition or disclosure in the financial statements.